SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on November 11, 2020.

By letter dated November 12, 2020, CRESUD S.A.C.I.F. y A. ("CRESUD" or "the Company"), reports the results of the Exchange Offer:

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): USD 65,075,746 (Sixty-five million, seventy-five thousand, seven hundred and forty-six), which represents 88.41% acceptance, through the participation of 1,098 orders.

SERIES XXXI:

1.
Face Value of Existing Notes presented and accepted for the Exchange: USD 30,751,640 (United States Dollars thirty million seven hundred fifty-one thousand six hundred and forty).
2.
Nominal Value to be Issued: USD 1,309,480 (United States Dollars One million three hundred nine thousand four hundred eighty).
3.
Issuance Price: 100% nominal value.
4.
Issue and Settlement Date: It will be November 12, 2020.
5.
Maturity Date: It will be November 12, 2023. If the Maturity Date is not a Business Day, the payment will be made on the immediately following Business Day.
6.
Consideration of the Exchange Offer for Series XXXI Notes:: According to the terms and subject to the conditions established in the Prospectus Supplement, eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 of existing notes submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:
a.
A sum of money of USD 29,442,160 (Twenty-nine million four hundred forty-two thousand one hundred sixty dollars) for the capital repayment of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0, 95741755 for each USD 1 of existing notes submitted to the Exchange; and
b.
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series XXXI.
7.
Annual Nominal Fixed Interest Rate: 9.00%.
8.
Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments, beginning on the first anniversary of the issue and settlement date, as indicated below:

-
33% of the capital, on November 12, 2021.

-
33% of the capital, on November 12, 2022.

-
34% of the capital, on the maturity date of Series XXXI.

                If any of these dates is not a Business Day, said payment will be made on the 1st (first) Business Day thereafter.

9.
Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date, on the following dates: February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021, February 12, 2022, May 12, 2022, August 12 2022, November 12, 2022, February 12, 2023, May 12, 2023, August 12, 2023 and on the maturity date. If any interest payment date is not a business day, such payment will be made on the 1st (first) subsequent business day, without accruing any interest during said period.
10.
Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires.

 SERIES XXXII:

1.
Face Value of Existing Notes presented and accepted for the Exchange: USD 34,324,106 (United States Dollars Thirty-four million three hundred twenty-four thousand one hundred six).
2.
Nominal Value to be Issued: USD 34,324,106 (United States Dollars Thirty-four million three hundred twenty-four thousand one hundred six).
3.
Issuance Price: 100% nominal value.
4.
Issue and Settlement Date: It will be November 12, 2020.
5.
Maturity Date: It will be November 12, 2022. If the Maturity Date is not a Business Day, the payment will be made on the immediately following Business Day.
6.
Consideration of the Exchange Offer: According to the terms and subject to the conditions established in the prospectus supplement, the eligible holders who have subscribed Series XXXII Notes and have validly offered the existing notes for the Exchange, and whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount of existing notes presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.
7.
Early Bird: The Early Bird will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange for Series XXXII Notes on or before the deadline date to Access the Early Bird. All existing notes presented on or before the deadline for accessing the Early Bird have been accepted by the Company and will receive the advance consideration on the issuance and settlement date. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.
8.
Annual Nominal Fixed Interest Rate: 9.00%.
9.
Amortization: The capital of the Series XXXII Notes will be amortized in 1 (one) installment on the maturity date. If the maturity date is not a business day, payment will be made on the immediately following business day.
10.
Interest Payment Dates: Interest will be paid quarterly for the expired period from the issue and settlement date, on the following dates: February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021, February 12, 2022, May 12, 2022, August 12 2022 and on the maturity date. If any interest payment date is not a business day, such payment will be made on the 1st (first) subsequent business day, without accruing any interest during said period.
11.
Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 12, 2020